UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)	Coca-Cola FEMSA finalizes the acquisition of 51% of The Coca-Cola Company’s Philippines’ bottling operation
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Mexico City, Mexico – January 24, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF), the largest franchise bottler of Coca-Cola products in the world, has finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) from The Coca-Cola Company (NYSE: KO), the world's largest beverage company, for an amount of US$688.5 million in an all-cash transaction. The closing of this transaction will be effective on January 25, 2013.

This purchase price represents an aggregate enterprise value for 100% of the bottler of US$1,350 million. As part of the agreement, Coca-Cola FEMSA will have an option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing and will have a put option to sell its ownership to The   Coca-Cola Company any time during year six.

“Our company has started 2013 on the right foot. We recently announced a merger agreement with Grupo Yoli and its shareholders, one of the oldest family-owned bottlers in the Coca-Cola system in Mexico, which serves both Acapulco and Ixtapa-Zihuatanejo, two of the most important tourist destinations in the coast of the Pacific Ocean. This marks our fifth transaction in the Coca-Cola bottling space in the last 18 months, representing an aggregate investment of more than US$3,500 million. Today, we are pleased to announce the closing of the transaction with our partner, The Coca-Cola Company, to strengthen our position in the global beverage industry through the acquisition of a majority stake in their bottling operations in the Philippines.  After almost 200 years, we now have the opportunity to reconnect the Manila-Acapulco route through the exchange of our cultures and operating best practices. More recently, we had the privilege to express our firm belief and confidence in the Philippines to President Benigno Aquino III himself, looking forward to a successful relationship with the Philippine government. We are certain that our operators have the skills and operational capabilities to take on the challenges and capture the opportunities that we have identified in our Philippine operation. Our values and culture will extend to our growing family of employees as we reinforce our commitment to generate economic, social, and environmental value together,” said Carlos Salazar Lomelin, Chief Executive Officer of Coca-Cola FEMSA.

Coca-Cola FEMSA will recognize the results of CCBPI through the equity method as of the closing date.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves close to 315 million consumers through more than 2,500,000 retailers with more than 100,000 employees worldwide.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 1519-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 1519-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 1519-5148

Website:
www.coca-colafemsa.com

January 24, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: January 25, 2013